

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2015

Denis Savinskii
President and Chief Executive Officer
Griegstrasse, 9 – Nesonova
Stuttgart, Germany 70195

> **Re:** **SavDen Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 27, 2015**
> **File No. 333-205121**

Dear Mr. Savinskii:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2015 letter.

Prospectus Summary, page 5

1.   Please revise to summarize the key terms of the commission sales agreements.

Management's Discussion and Analysis or Plan of Operation, page 16

2.   We note your response to prior comment 6. As previously requested, please explain to us the nature of the deliverables and how each of the revenue recognition criteria were met based on the terms of the arrangement. You state that you generated $2,500 of revenue; however, this amount appears to be the amount that your customer has agreed to prepay. Clarify whether any of the prepaid amount was deferred and disclose the amount of revenue you have actually recognized from this arrangement. In this regard, we note that the services will be provided for a period of six months commencing July 1, 2015. Tell us why you indicate that you have recognized half of the contract value as revenue from July 1, 2015 to August 27, 2015.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Diane Harrison, Esq.
       Harrison Law, P.A.